SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO/A
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION
13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

HOME DIAGNOSTICS, INC.
(Name of Subject Company (Issuer))
NIPPON PRODUCT ACQUISITION CORPORATION
(Offeror)
a Wholly-Owned Subsidiary of
NIPRO CORPORATION
(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, Par Value $0.01 Per Share
(Title of Class Securities)
437080104
(CUSIP Number of Class of Securities)

Nipro Corporation
c/o Luis Candelario
President
Nipro Medical Corporation
3150 N.W. 107th Avenue
Miami, Florida 33172
(305) 599-7174
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)
With a copy to:
Craig A. Roeder
Ryan M. Gwillim
Baker & McKenzie LLP
One Prudential Plaza
130 East Randolph Drive
Chicago, Illinois 60601
(312) 861-8000
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$214,879,203	$15,320.89

(1)	Estimated for purposes of calculating the filing fee only. This amount is the sum of (i) 16,998,741 shares of Home Diagnostics, Inc. common stock outstanding as of February 2, 2010, multiplied by $11.50 per share, which is the offer price, plus (ii) $19,393,681 expected to be paid in connection with the cancellation of outstanding stock options and stock appreciation rights.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory for fiscal year 2010, issued December 2009, by multiplying the transaction value by 0.00007130.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$15,320.89	Filing Party:	Nipro Corporation Nippon Product Acquisition Corporation

Form or Registration No.:	Schedule TO	Date Filed:	February 11, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

*	If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

          This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on February 11, 2010 by (i) Nippon Product Acquisition Corporation, a Delaware corporation (the “Purchaser”) and wholly-owned subsidiary of Nipro Corporation, a corporation organized under the laws of Japan (the “Parent”), and (ii) the Parent. The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Home Diagnostics, Inc., a Delaware corporation (the “Company”), at a purchase price of $11.50 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 11, 2010 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal.
          The information set forth in the Offer to Purchase, including all schedules thereto, and the related Letter of Transmittal is incorporated herein by reference with respect to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein. Capitalized terms used and not defined herein will have the meanings assigned to such terms in the Offer to Purchase.
          Documentation relating to the Offer has been mailed to the stockholders of the Company, may be obtained free of charge at the SEC’s website at www.sec.gov., and may also be obtained at no charge by directing a request by mail to the Information Agent for the Offer, Innisfree M&A Incorporated, at 501 Madison Avenue, 20th Floor, New York, New York 10022, or by calling toll-free at (888) 750-5834 or collect at (212) 750-5833 for banks and brokers.
Item 1. Summary Term Sheet.
     Item 1 of the Schedule TO is hereby amended and supplemented as follows:
     In the section of the Offer to Purchase captioned “Summary Term Sheet,” the text appearing in the paragraph captioned “Minimum Tender Condition” is hereby amended and supplemented by including in lieu thereof the following:

“Minimum Tender Condition	The Offer (as defined below) is conditioned on a majority of the Shares being tendered and not properly withdrawn (referred to as the “Minimum Tender Condition” as further described in Section 15 — “Certain Conditions of the Offer”). Based on the current number of Shares on a fully diluted basis, the Minimum Tender Condition will be satisfied if an aggregate of 9,777,959 or more Shares are tendered pursuant to the Offer and not properly withdrawn.”
Item 7. Source and Amount of Funds or Other Consideration.
     Item 7 of the Schedule TO is hereby amended and supplemented as follows:
     The first paragraph of the section of the Offer to Purchase captioned “Source and Amount of Funds” is hereby amended and supplemented by including a new fourth sentence therein as follows:
     “The Parent expects to use available cash on hand to fund the purchase of Shares in the Offer and the Merger and expects to advance these funds to the Purchaser in the form of one of more equity contributions, intercompany loans or a combination of the foregoing.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 26, 2010	Nippon Product Acquisition Corporation
	By:	/s/ Luis Candelario
	Name:	Luis Candelario
	Title:	President

Nipro Corporation
	By:	/s/ Goichi Miyzumi
	Name:	Goichi Miyzumi
	Title:	Controller

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